Mail Stop 4561

November 30, 2007

Patrick Fitzsimmons
President
Alternet Systems, Inc.
Suite 610 - 815 West Hastings Street
Vancouver, BC, V6C 1B4

  Re: Alternet Systems, Inc.
    Preliminary Schedule 14A
    Filed November 23, 2007
    File No. 000-31909

Dear Mr. Fitzsimmons:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Committees of the Board of Directors, Item 7(d)

  1. Please provide security holder communication disclosure as required by Item 407(f) of Regulation S-B.

Incentive Stock Option Plan, Proposal 3

  2. Please disclose, if true, that no grants of awards are contemplated to be made under the proposed stock option plan concurrent with the approval of the plan.

  3. We note that the proposed stock option plan was not submitted with your filing. Please file an electronic copy as an appendix to the proxy statement.   See

Instruction 3 to Item 10 of Schedule 14A.

Consolidation of Common Shares Issued and Outstanding, Proposal 5

4. Please disclose in this section a description of how fractional interests will be treated if the consolidation proposal is approved.

5. Please disclose in this section, in tabular format, the number of shares currently authorized, currently issued and outstanding, and currently authorized but un-issued, and the number of shares in those same categories after completion of the consolidation. Provide additional disclosure to inform stockholders that the proposed consolidation would have the effect of substantially increasing the number of authorized shares, because the number of authorized shares would be held constant, while the number of issued and outstanding shares would be reduced ten-fold.

6. Please disclose any plans, proposals or arrangements you may have for the issuance of the shares that result from the effective increase in authorized shares. If you have no plans, please make a statement to that effect.

7. Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in authorized shares. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by providing an above-market premium that is favored by a majority of the independent stockholders.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (604) 608-8775
        Griffin Jones
        Alternet Systems, Inc.